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                                April 27, 2023

       David A. Katz
       Partner
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, NY 10019

                                                        Re: Diversey Holdings,
Ltd.
                                                            Preliminary Proxy
Statement
                                                            Filed April 11,
2023
                                                            File No. 001-40293
                                                            color:white;"_
                                                            Schedule 13E-3
filed by Diversey Holdings, Ltd et al.
                                                            Filed April 11,
2023
                                                            File No. 005-93533

       Dear David A. Katz:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Questions and Answers about the Merger, page 11

   1. Please revise the third full question on page 13 to state, if true, that the vote to approve the transaction is assured
given the Bain Shareholder's ownership of more than two thirds of your outstanding
shares.
 David A. Katz
FirstName   LastNameDavid A. Katz
Wachtell, Lipton, Rosen & Katz
Comapany
April       NameWachtell, Lipton, Rosen & Katz
       27, 2023
April 227, 2023 Page 2
Page
FirstName LastName
Special Factors - Background of the Merger, page 17

2. Please revise this section to include a description of each meeting during which Evercore presented discussion materials and any meeting or date on which the Special Committee made the Management Projections available to Platinum, the Bain Shareholder, J.P.
         Morgan, and Centerview Partners.
Special Factors - Reasons for the Merger - Recommendation of the Special Committee, page 26

3. We note that the company conducted its initial public offering approximately two years ago and sold shares at $15 per share. In this respect, describe what consideration the special committee and the board of directors gave to this fact in making their respective fairness determinations.
4. Please refer to the bullet point on page 27 referencing the Evercore opinion. Please address how any filing person relying on the Evercore opinion was able to reach the fairness determination as to unaffiliated security holders given that the Evercore fairness opinion addressed fairness with respect to security holders other than the holders of Bain
         Shares and Excluded Shares,    rather than all security holders
unaffiliated with the
         company.
Special Factors - Opinion of the Special Committee's Financial Advisor, page 32

5. Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example,
         disclose (i) the company   s standalone, unlevered, after-tax free
cash flows for the period
         2023-2027 used in conducting the Discounted Cash Flow Analysis and how Evercore
         derived implied per share equity values under each methodology from that data, (ii) the estimated enterprise value and EBITDA information for each selected company that is the basis for the multiples disclosed on page 36 with respect to the Selected Public Company
         Trading Analysis, and (iii) the data from each transaction that resulted in the multiples disclosed on page 37 with respect to the Selected Transactions
Analysis.
Special Factors - Position of the Parent Entities as to the Fairness of the Merger, page 41

6. Please revise this section and the section addressing the Bain Shareholder's position on the fairness of the merger to provide those entities' fairness determinations with respect to the going private transaction, not only the merger.
Special Factors - Reasons of the Parent Entities for the Merger, page 41

7. Please revise the first sentence in this section and every other reference in pages 41 and
         42 to (i) "a possible interpretation of the SEC rules..." and (ii) that any filing person "may be deemed to be" an affiliate of the Company. Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.
 David A. Katz
Wachtell, Lipton, Rosen & Katz
April 27, 2023
Page 3
Special Factors - Position of the Bain Shareholder as to the Fairness of the Merger, page 42

8. We note that the Bain Shareholder "agrees" with the analyses, determinations and conclusions in several other sections of your proxy statement. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719
         (April 13, 1981). Alternatively, revise the disclosure to include disclosure responsive to
         Item 1014(b) of Regulation M-A and to address the factors listed in instruction 2 to Item
         1014.
Special Factors - Management Projections, page 46

9. Please revise this section to provide the full financial projections, not solely a summary.
Cautionary Factors Regarding Forward-Looking Statements, page 62

10. Please delete references to the Private Securities Litigation Reform Act of 1995, as the
         safe harbor provisions of the Act are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E). We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameDavid A. Katz                                 Sincerely,
Comapany NameWachtell, Lipton, Rosen & Katz
                                                                Division of
Corporation Finance
April 27, 2023 Page 3                                           Office of
Mergers & Acquisitions
FirstName LastName